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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LADENBURG THALMANN FINANCIAL SERVICES, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

Richard J. Lampen
Executive Vice President & General Counsel
New Valley Corporation
100 S.E. Seond Street, 32nd Floor
Miami, FL 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2			Page 2 of 10 Pages

1.	Name of Reporting Person: New Valley Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 31,087,469 Shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 31,087,469 Shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,087,469 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 25.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 50575Q 10 2			Page 3 of 10 Pages

1.	Name of Reporting Person: New Valley Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No. 50575Q 10 2			Page 4 of 10 Pages

1.	Name of Reporting Person: VGR Holding Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No. 50575Q 10 2			Page 5 of 10 Pages

1.	Name of Reporting Person: VGR Group Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No. 50575Q 10 2			Page 6 of 10 Pages

1.	Name of Reporting Person: Bennett S. LeBow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,233,740 Shares

		8.	Shared Voting Power: 147,574 Shares

		9.	Sole Dispositive Power: 4,233,740 Shares

		10.	Shared Dispositive Power: 147,574 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,381,314

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 3.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 50575Q 10 2	Page 7 of 10 Pages

      This Amendment No. 6 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the “Company”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

      Item 3 of Schedule 13D is hereby amended:

      The source and amount of funds with respect to the purchase of $5,000,000 of Common Stock from the Company, as described in Item 4, was provided from the delivery for cancellation by New Valley of $3,555,279 aggregate amount of outstanding promissory notes issued by the Company, including $55,279 of accrued interest thereon, and $1,444,721 in cash from New Valley’s working capital.

ITEM 4. Purpose of Transactions.

      Item 4 of the Schedule 13D is hereby amended to add the following:

      On March 11, 2005, the Company announced it had closed the Amended Conversion Agreement with Frost Trust and New Valley. A copy of the Company’s press release announcing the closing is incorporated by reference in Exhibit S. At the closing, New Valley’s note, representing $9,938,179 of principal and accrued interest, was converted into 19,876,358 shares of Common Stock of the Company. New Valley also purchased 11,111,111 shares of common stock from the Company for $5,000,000, or $0.45 per share.

      On March 4, 2005, New Valley announced that it will distribute the 19,876,358 shares of the Company’s Common Stock it received as a result of the conversion of its note through a special dividend on March 30, 2005 to its stockholders of record on March 18, 2005. The special dividend will be accomplished through a pro rata distribution of the Company’s shares. New Valley stockholders will receive 0.852 of the Company’s Common Stock for each share of New Valley common stock. A copy of the New Valley press release is incorporated by reference to Exhibit U.

      Also on March 4, 2005, VGR, which owns 55.1% of the New Valley common shares, announced that it would, in turn, distribute the 10,947,448 shares of the Company’s Common Stock that it would receive from New Valley to the holders of VGR common stock as a special dividend. The special dividend by VGR will be made through a pro rata distribution of the Company’s shares, paid on March 30, 2005 to VGR holders of record as of March 18, 2005. VGR stockholders will receive 0.24 of the Company’s Common Stock for each share of VGR common stock. A copy of the VGR press release is incorporated by reference to Exhibit V.

      The Reporting Persons intend on filing an amendment to the Schedule 13D following the distributions by New Valley and VGR as described above reflecting their adjusted beneficial ownership of the Company’s Common Stock at that time.

      Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      Items 5(a), 5(b), 5(c) and 5(d) of the Schedule 13D are hereby amended to read as follows:

CUSIP No. 50575Q 10 2	Page 8 of 10 Pages

      (a) As of the date hereof, New Valley beneficially owns 31,087,469 shares of Common Stock of the Company, which constitutes approximately 25.7% of the 120,785,837 shares of Common Stock of the Company outstanding (as reported in the Company’s prospectus dated March 11, 2005 and assuming the issuance of 100,000 shares of Common Stock upon conversion of the Warrant held by New Valley).

      In connection with the special dividends of the Company’s shares by New Valley and VGR, directors and executive officers of the Reporting Persons who were stockholders of New Valley or VGR on the record date will receive distributions of Common Stock of the Company.

      (b) As of the date hereof, with respect to the 30,987,469 shares of Common Stock held by New Valley and the 100,000 shares of Common Stock acquirable by New Valley upon exercise of its Warrant, New Valley exercises both sole voting power and sole dispositive power.

      As of the date hereof, the 4,381,314 shares of Common Stock beneficially owned by Mr. LeBow include 758,205 shares of Common Stock held directly by Mr. LeBow, 3,325,199 shares of Common Stock held by LeBow Gamma Limited Partnership, a Nevada limited partnership, 110,336 shares held by LeBow Alpha LLLP, a Delaware limited liability limited partnership, and 147,574 shares held by The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation. Mr. LeBow indirectly possesses sole voting power and sole dispositive power over the shares of Common Stock held by the partnerships. LeBow Holdings Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership, and is the general partner of LeBow Alpha LLLP. Mr. LeBow is a director, officer and sole stockholder of LeBow Holdings Inc. and a director and officer of LeBow Gamma Inc. Mr. LeBow and family members serve as directors and executive officers of the Foundation, and Mr. LeBow possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the Foundation’s shares of Common Stock.

      Under the definition of “beneficial ownership” in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Common Stock of the Company held and acquirable by New Valley since Mr. LeBow is the direct or indirect beneficial owner of approximately 34.9% of the common stock of VGR, which in turn owns 100% of the capital stock of VGR Holding, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn, together with VGR Holding holds approximately 55.1% of the common shares of New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Common Stock of the Company held or acquirable by New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of “beneficial ownership,” it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Common Stock of the Company held or acquirable by New Valley and share the voting and dispositive powers with regard to these securities.

CUSIP No. 50575Q 10 2	Page 9 of 10 Pages

      (c) None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

      (d) No other person has the right or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons or, to the knowledge of the Reporting Persons, by their respective directors and executive officers.

Item 7. Material to be Filed as Exhibits

      Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit S:	Press Release of the Company dated March 4, 2005 (incorporated by reference to Exhibit 99.1 in the Company’s Current Report on Form 8-K dated March 4, 2005).

Exhibit T:	Press Release of the Company dated March 11, 2005 (incorporated by reference to Exhibit 99.2 in the Company’s Current Report on Form 8-K/A dated November 15, 2004).

Exhibit U:	Press Release of New Valley Corporation dated March 4, 2005.

Exhibit V:	Press Release of Vector Group Ltd. dated March 4, 2005.

CUSIP No. 50575Q 10 2	Page 10 of 10 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005
NEW VALLEY CORPORATION
	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Executive Vice President

NEW VALLEY HOLDINGS, INC.
	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Executive Vice President

VGR HOLDING INC.
	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Executive Vice President

VECTOR GROUP LTD.
	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Executive Vice President

Bennett S. LeBow
	By:	New Valley Corporation

	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Executive Vice President

Exhibit U

NEWS

FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom Citigate Sard Verbinnen 212/687-8080

NEW VALLEY WILL DISTRIBUTE 19,876,358 LADENBURG THALMANN
SHARES TO NEW VALLEY STOCKHOLDERS

      MIAMI, FL, March 4, 2005 — New Valley Corporation (NASD: NVAL) announced today that it will distribute 19,876,358 shares of Ladenburg Thalmann Financial Services Inc. common stock (AMEX: LTS), a 16.5% interest, to holders of New Valley common shares through a special dividend.

      The special dividend will be accomplished through a pro rata distribution of the Ladenburg shares, payable on March 30, 2005 to New Valley holders of record as of March 18, 2005. New Valley stockholders will receive 0.852 of a Ladenburg share for each share of New Valley. New Valley stockholders will receive, through an independent agent, a pro rata cash distribution for fractional shares.

      The shares of Ladenburg stock to be distributed will be acquired by New Valley upon conversion of a $8.01 million convertible note of Ladenburg held by New Valley. Pursuant to an October 2004 debt conversion agreement, New Valley will convert the note and the related accrued interest into Ladenburg common stock at a reduced conversion price of $0.50 per share. As contemplated by the agreement, New Valley will also purchase 11,111,111 Ladenburg shares for $5 million, or $0.45 per share. New Valley currently intends to retain these purchased shares following the distribution.

      The distribution will be taxable to New Valley stockholders for Federal, state and local tax purposes first as a dividend to the extent of New Valley’s earnings and profits for the current tax year. Thereafter, the distribution will be treated as a non-taxable return of capital to the extent of the stockholder’s tax basis in New Valley common shares, with any remaining amount being taxed as a capital gain. While New Valley’s management currently anticipates that the entire distribution will be taxable as a dividend, the final determination of New Valley’s earnings and profits, and, thus, the amount of the distribution that may be taxable as a dividend, cannot be made until determination of New Valley’s year-end results.

      Under applicable tax laws, the value for tax purposes of the distribution will be determined by the trading price of the Ladenburg shares on the date of distribution to stockholders. Notwithstanding the above information, stockholders are advised to consult with their own tax advisors on this matter.

      New Valley is currently engaged in the real estate business and is seeking to acquire additional operating companies and real estate properties. New Valley has a 50% ownership interest in Douglas Elliman Realty, LLC, which operates the largest residential real estate brokerage company in the New York metropolitan area. Additional information concerning the company is available on the company’s website, www.newvalley.com.

# # #

Exhibit V

NEWS

FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom Citigate Sard Verbinnen 212/687-8080

VECTOR GROUP DECLARES QUARTERLY CASH DIVIDEND

Will Also Distribute 10,947,448 Ladenburg Thalmann
Shares to Vector Stockholders

      MIAMI, FL, March 4, 2005 — Vector Group Ltd. (NYSE: VGR) announced today that it has declared a regular quarterly cash dividend on its common stock of $0.40 per share. Additionally, Vector will distribute 10,947,448 shares of Ladenburg Thalmann Financial Services Inc. common stock (AMEX: LTS) to holders of Vector common stock through a special dividend. Vector will receive the Ladenburg shares as a distribution from New Valley Corporation (NASD: NVAL), its 55.1% owned subsidiary. Both the quarterly cash dividend and the special dividend of the Ladenburg shares are payable on March 30, 2005 to holders of record as of March 18, 2005.

      The special dividend will be accomplished through a pro rata distribution of the Ladenburg shares. Vector stockholders will receive 0.24 of a Ladenburg share for each share of Vector. Vector stockholders will receive, through an independent agent, a pro rata cash distribution for fractional shares.

      The distributions will be taxable to Vector stockholders for Federal, state and local tax purposes first as a dividend to the extent of Vector’s earnings and profits for the current tax year. Thereafter, the distributions will be treated as a non-taxable return of capital to the extent of the stockholder’s tax basis in Vector common stock, with any remaining amount being taxed as a capital gain. The final determination of Vector’s earnings and profits, and, thus, the amount of the distribution that may be taxable as a dividend, cannot be made until determination of Vector’s year-end results.

      Under applicable tax laws, the value for tax purposes of the distribution will be determined by the trading price of the Ladenburg shares on the date of distribution to stockholders. Notwithstanding the above information, stockholders are advised to consult with their own tax advisors on this matter.

      Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.vectorgroupltd.com.

# # #